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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2003

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X                Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____        No ----X----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

________________________________________________________________

________________________________________________________________

Contact:

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

Magic eDeveloper Enables Integration of Yellow Transportation Web Services into Shipment Commander

Advanced Functionality Significantly Reduces Integration Time and Development Costs

Irvine, California (February 20, 2003) - Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art development and integration technology, and business solutions, announced today that Logistics Technologies has successfully used Magic eDeveloper  (www.magicsoftware.com/edeveloper) to integrate Yellow Transportation’s Web services for package tracking into Shipment Commander.

The Shipment Commander transportation software, developed in Magic eDeveloper, became the first application to successfully interface with Yellow Transportation, a $2 billion transportation company based in Overland Park, Kansas. Logistic Technologies was able to reuse application logic across enterprise boundaries reducing integration time, saving development costs and enabling real-time business information sharing between Yellow Freight and users of Shipment Commander.

As the largest subsidiary of Yellow Corporation, a Fortune 500 holding corporation for a family of companies specializing in freight transportation, Yellow Transportation, Inc., is one of the largest commercial transportation providers in the United States with revenues exceeding $3 billion.

“Shipment Commander is an advanced solution for Transportation Management, providing multi-carrier, multi-user and multi-lingual features developed for enterprise environments,” said Frank Vodopivec, Research and Development Manager for Logistics Technologies. “Magic eDeveloper is the perfect integration tool because it automates the ability to publish and subscribe Web services and provides the XML parsing tools needed to transform the information being returned.”

Magic eDeveloper supports the rapid development and integration of Web services. It provides access to Web services across the net as well as providing Web services to other applications. By pointing the Web Services Assistor in Magic eDeveloper to the Yellow Transportation URL, Logistics Technologies was able to read the Web services Description Language (WSDL) and automatically pull parameters into an application where functionality could be extended. The results are now incorporated into Logistics Technologies’ Shipment Commander application.

 “We are not at all surprised to see our partners like Logistics Technologies among the first to achieve real world Web services integration,” said Oren Inbar, chief executive officer of Magic Software Enterprises, Inc. “Shipment Commander is an excellent example of how a business solution created using Magic eDeveloper’s environment for application development and integration can quickly incorporate a variety of open standards to achieve application integration.”

About Logistics Technologies

Logistics Technologies markets and supports Shipment Commander, a sophisticated transportation management system. Shipment Commander is available on a variety of platforms and operating systems including Windows and IBM’s iSeries. Based in Oakville, Ontario, Canada, Logistics Technologies may be reached at (905) 337-9678, sales@logtech.ca or www.logtech.ca. Logistics Technologies is a part of a network of thousands of Magic Solutions Partners worldwide who deliver powerful best-of-breed business solutions and custom services.

About Magic Software Enterprises

Magic Software Enterprises, a member of the Formula Group (Nasdaq: FORTY), develops, markets and supports software development and deployment technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

The Formula Group is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date, February 20, 2003